Filed by First Defiance Financial Corp.

and Commercial Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:      Commercial Bancshares, Inc.

Commission File No. 000-27894

September 2, 2016

Dear Fellow Shareholder:

As you may be aware from the recently issued press release, Commercial Bancshares, Inc. (the “Company”) has entered into an Agreement and Plan of Merger with First Defiance Financial Corp. (“First Defiance”). In the transaction, the Company will merge with and into First Defiance in exchange for a combination of common stock of First Defiance and cash to be received by the Company’s shareholders. After the holding companies merge, Commercial Savings Bank will merge with and into First Federal Bank of the Midwest, the wholly-owned subsidiary of First Defiance. We have included with this letter the press release jointly issued by the Company and First Defiance on August 23rd concerning the transaction. Subject to approval by the Company’s shareholders and necessary regulatory agencies, and subject to customary closing conditions, the closing is anticipated to occur during the first quarter of 2017.

First Defiance is a financial holding company headquartered in Defiance, Ohio with 34 full-service branches and approximately $2.4 billion in total assets as of June 30, 2016. Through First Federal Bank of the Midwest and other subsidiaries, First Defiance offers banking, insurance, investment and trust services to its customers.

Before agreeing to the transaction with First Defiance, the Board of Directors of the Company carefully evaluated its strategic options. It weighed the opportunity of accepting this financially attractive offer against other alternatives, including remaining independent in a competitive and changing marketplace. The Board feels that in approving the transaction with First Defiance it has chosen the appropriate course for the Company’s shareholders, customers, employees and local communities.

The Company’s Board of Directors unanimously approved the transaction and is enthusiastic about this opportunity. We will keep you updated on progress toward completion of the proposed transaction. You will receive a proxy statement/prospectus within the next few months describing the proposed transaction along with details about a special shareholder meeting at which you will be asked to vote your shares in favor of the transaction. We look forward to seeing you at the meeting. Should you have any questions regarding the transaction, please feel free to contact either one of us.

Thank you for your continued support and loyalty.

Very Truly Yours,

Stanley K. Kinnett	Robert E. Beach
Chairman	President & CEO

Where You Can Find Additional Information about This Transaction

First Defiance will file a Registration Statement on Form S-4, the Company will file a Proxy Statement, and both companies will file other relevant documents concerning the merger with the SEC. The Company will mail the Proxy Statement/Prospectus to its shareholders. THE COMPANY’S Shareholders are urged to read the registration statement and the proxy statement when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, you may obtain these documents, free of charge, from First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512, Attention: Investor Relations, and from the Company 118 S. Sandusky Avenue, Upper Sandusky, Ohio 43351, Attention: Scott Oboy, CFO. This letter to shareholders does not constitute an offer to buy, or a solicitation to sell, shares of any security or the solicitation of any proxies from shareholders of the Company.

Participants in This Transaction

First Defiance and the Company and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed merger. Information about the directors and executive officers of First Defiance is set forth in the proxy statement for First Defiance's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 10, 2016. For information regarding the directors and executive officers of the Company, see Commercial Bancshares, Inc.’s Current Report on Form 8-K filed on August 24, 2016 and the proxy statement for the Company’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 7, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Filed by First Defiance Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:      Commercial Bancshares, Inc.

Commission File No. 000-27894

NEWS RELEASE
Contact:	Donald P. Hileman
President and CEO
First Defiance Financial Corp.
419-782-5104
dhileman@first-fed.com

Robert E. Beach
President and CEO
Commercial Bancshares, Inc.
419-294-5781
robert.beach@csbanking.com

For Immediate Release

FIRST DEFIANCE FINANCIAL CORP. AND COMMERCIAL BANCSHARES, INC. ANNOUNCE DEFINITIVE MERGER AGREEMENT

•	Acquisition will add $301 million in deposits and $298 million in loans
•	First Defiance will enhance and expand presence in northwest and north central Ohio
•	Transaction is expected to close in the first quarter of 2017

DEFIANCE, OHIO AND UPPER SANDUSKY, OHIO (August 23, 2016) – First Defiance Financial Corp. (the “Company” or “First Defiance”) (NASDAQ: FDEF) and Commercial Bancshares, Inc. (“Commercial”) (OTCQX: CMOH) jointly announced today the signing of a definitive merger agreement under which First Defiance will acquire Commercial in a transaction valued at $51.00 per share, based on the 20-day average closing price of First Defiance common stock of $43.19 ending August 22, 2016. Upon completion, Commercial’s wholly owned subsidiary, Commercial Savings Bank, will merge into First Defiance’s subsidiary bank, First Federal Bank of the Midwest.

Commercial Savings Bank is a community bank founded in 1920 and operates seven full-service banking locations. As of June 30, 2016, Commercial had $342 million in assets, $298 million in loans and $301 million in deposits. Upon completion of the acquisition, the combined organization is expected to have approximately $2.8 billion in assets, and the transaction will enhance and expand First Defiance’s presence in northwestern and north central Ohio.

1

“Commercial is a high-quality bank with an established customer base, a strong balance sheet and similar core values. This combination will be an excellent fit culturally,” said Donald P. Hileman, President and Chief Executive Officer of First Defiance. “In addition, this merger provides an extension of our growing market area. We are excited to serve Commercial’s customers with additional products and services and look forward to growing in Commercial's communities.”

Robert E. Beach, President and Chief Executive Officer of Commercial, stated, “We are pleased with the opportunity to partner with a company that has a culture and attitude towards customers similar to our own. First Federal has a long-standing tradition of community involvement and a philosophy of true community banking, which means local decision making, commitment to community and personalized customer service.”

The acquisition is expected to close in the first quarter of 2017 and is subject to Commercial shareholder approval, regulatory approval, and other conditions set forth in the merger agreement. Pursuant to the terms of the merger agreement, which has been unanimously approved by the Board of Directors of both companies, Commercial common shareholders will have the opportunity to elect to receive 1.1808 shares of First Defiance common stock or cash in the amount of $51.00 per share, subject to adjustment as provided for in the merger agreement. Total consideration for Commercial’s common shares outstanding will consist of 80% First Defiance stock and 20% cash, and the aggregate transaction value of $63.0 million (based on the 20-day average closing price of First Defiance common stock of $43.19 ending August 22, 2016) includes an additional cash payment of approximately $1.5 million to cancel outstanding stock options. The transaction, after one-time costs, is expected to be immediately accretive to earnings, with a tangible book value earn-back of approximately 2 years. First Defiance will add one current director of Commercial Bancshares to the Board of First Defiance upon the effective date of the transaction.

First Defiance Financial Corp. was advised by the investment banking firm of Raymond James & Associates, Inc., and the law firm of Vorys, Sater, Seymour and Pease LLP. Commercial Bancshares, Inc. was advised by the investment banking firm of Keefe, Bruyette and Woods, a Stifel company, and the law firm of Shumaker, Loop & Kendrick, LLP.

Important Information for Investors and Shareholders

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of First Defiance. First Defiance will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this news release with the Securities and Exchange Commission (“SEC”) to register the shares of First Defiance's common shares to be issued to the shareholders of Commercial. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Commercial in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about First Defiance, Commercial and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512, Attn.: Investor Relations , or by accessing First Defiance’s Internet site (http://www.fdef.com/docs).

2

First Defiance and Commercial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Commercial in connection with the proposed merger. Information about the directors and executive officers of First Defiance is set forth in the proxy statement for First Defiance's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 10, 2016. Information about the directors and executive officers of Commercial is set forth in the proxy statement for Commercial’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 7, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

About First Defiance Financial Corp.

First Defiance Financial Corp., headquartered in Defiance, Ohio, is the holding company for First Federal Bank of the Midwest and First Insurance Group. First Federal Bank operates 34 full-service branches and numerous ATM locations in northwest Ohio, southeast Michigan and northeast Indiana and a loan production office in Columbus, Ohio. First Insurance Group is a full-service insurance agency with six offices throughout northwest Ohio. For more information, visit the company’s Web site at www.fdef.com.

About Commercial Bancshares, Inc.

Commercial Bancshares, Inc, headquartered in Upper Sandusky, Ohio is the bank holding company for Commercial Savings Bank and Commercial Financial and Insurance Agency, LTD. Commercial Saving Bank operates 7 full service branches and a loan production office in Worthington, Ohio.

Safe Harbor Statement

This news release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended, which are intended to be safe harbors created thereby. Those statements may include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts and plans of First Defiance Financial Corp. and its management. These forward-looking statements involve numerous risks and uncertainties, including a failure to satisfy the conditions to closing for the merger in a timely manner or at all; failure of the Commercial shareholders to approve the merger; failure to obtain the necessary regulatory approvals or the imposition of adverse regulatory conditions in connection with such approvals; the successful completion and integration of the transaction contemplated in this release; the retention of the acquired customer relationships; disruption to the parties' businesses as a result of the announcement and pendency of the transaction; adverse changes in economic conditions; the impact of competitive products and prices; and the other risks set forth in filings with the Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K for the year ended December 31, 2015. One or more of these factors have affected or could in the future affect First Defiance's business and financial results in future periods and could cause actual results to differ materially from plans and projections. Therefore, there can be no assurances that the forward-looking statements included in this news release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by First Defiance or any other persons, that our objectives and plans will be achieved. All forward-looking statements made in this news release are based on information presently available to the management of First Defiance. We assume no obligation to update any forward-looking statements.

END OF RELEASE

3